Exhibit 99.1

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 12-227
July 10, 2012

Platinum Group Adopts Shareholder Rights Plan

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced today that its Board of Directors has approved the adoption of, and that it has now adopted, a shareholder rights plan (the “Plan”) subject to shareholder approval. The Plan is now effective and will require shareholder ratification within six months to remain in place.

The Company’s management considers its current market valuation to be in contrast to the advancement of the Company and its business at this time. As a result, the Board of Directors undertook a review to consider the need for a shareholder rights plan. The April 4, 2012 approval of the Company’s Mining Right for the 74% owned WBJV Project 1 Platinum mine, the impending Project 1 off-take and financing milestones for a US $260 million project loan and the Company’s new Waterberg Platinum discovery were important considerations for the Board of Directors. The purpose of the Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company's shareholders.

The Plan is not intended to prevent or discourage a fair bid for the Company.

The WBJV Project 1 Platinum Mine has important value milestones expected in the near term. A US $100 million Phase 1 construction program is currently underway at Project 1 and a US $260 million project finance loan is in the final steps for documentation and credit approval. Adjudication of tenders for off-take from Project 1 is complete and final documentation is being prepared for execution. Wesizwe Platinum (WEZ-JSE) is the 26% partner for the project, and Wesizwe is in turn controlled by its major shareholder, Jinchuan Group of China.

At the Company’s exciting Waterberg Project on the North Limb of the Bushveld Complex, the newly discovered multiple layers of thick, higher grade mineralization continue to be intersected in step out holes along strike, up dip and down dip. The zones have been drilled over an area of 1.4 by 1.7 kilometres and remain open for expansion in all directions. Ten drill rigs are now at work at Waterberg on a 250 meter by 250 meter grid with some larger scale step outs also in progress up to 2.0 km further along strike from previously announced intercepts. Waterberg is a joint venture with the Japan Oil, Gas and Minerals National Corporation (“JOGMEC”). An initial resource at Waterberg is expected in Q3 calendar 2012. To date JOGMEC has funded the majority of exploration work at Waterberg.

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

Details

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings, total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid or Shareholder Endorsed Insider Bid (in each case as described in the Shareholder Rights Plan). Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. A Shareholder Endorsed Insider Bid is a take-over bid made by a bidder who together with its affiliates or associates and joint actors has beneficial ownership of 10% or more of the voting securities of the Company, by way of take-over bid circular to all shareholders, and in respect of which, among other things, more than 50% of the common shares held by shareholders have been tendered to the take-over bid at the time of first take-up under the take-over bid and the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced. A Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time beyond the 35 days required under applicable securities law.

In the event that a take-over bid does not meet the Permitted Bid or Shareholder Endorsed Insider Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

A copy of the Shareholder Rights Plan was provided to the Toronto Stock Exchange (the “TSX”). The TSX has accepted notice for filing of the Shareholder Rights Plan subject to, among other things, evidence of shareholder approval of the Shareholder Rights Plan no later than January 9, 2013 and public disclosure of this news release. The Company intends to hold a shareholders’ meeting to approve the Plan no later than January 9, 2013. The Company is not aware of any specific take-over bid for the Company that has been made or is contemplated.

R. Michael Jones, P.Eng., the Company’s Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the –NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation: statements regarding the timing of the documentation and credit approval of the project finance loan; and the completion and execution of documentation related to off-take from Project 1. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to: variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.